Exhibit 15.2
CONSOLIDATED BALANCE SHEET
OF
TEEKAY GP L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member of
TEEKAY GP L.L.C.
We have audited the accompanying consolidated balance sheet of Teekay GP L.L.C. as of December 31, 2007. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of Teekay GP L.L.C. at December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ Ernst & Young LLP
March 12, 2008	Chartered Accountants
except for Note 13, as to which the date is April 1, 2008

TEEKAY GP L.L.C.
CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

As at
December 31,
2007
$
ASSETS
Current
Cash and cash equivalents	94,145
Restricted cash — current (note 4)	26,662
Accounts receivable, including non-trade of $8,954	10,668
Prepaid expenses	5,119
Other current assets	1,288

Total current assets	137,882

Restricted cash – long-term (note 4)	652,567

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $89,090	661,673
Vessels under capital leases, at cost, less accumulated depreciation of $74,441 (note 4)	934,058
Advances on newbuilding contracts (note 12)	240,773

Total vessels and equipment	1,836,504

Investment in and advances to joint venture (note 10c)	332,648
Other assets (note 11)	79,244
Intangible assets – net (note 5)	150,935
Goodwill (note 5)	39,279

Total assets	3,229,059

LIABILITIES AND MEMBER’S EQUITY
Current
Accounts payable	8,604
Accrued liabilities (note 7)	22,271
Unearned revenue	5,462
Current portion of long-term debt (note 8)	63,997
Current obligation under capital leases (note 4)	150,791
Advances from affiliate (note 6)	40,950

Total current liabilities	292,075

Long-term debt (note 8)	1,301,120
Long-term obligation under capital leases (note 4)	706,489
Other long-term liabilities (note 11)	69,687

Total liabilities	2,369,371

Commitments and contingencies (notes 4, 10 and 12)
Non-controlling interest	844,223
Member’s equity
Member’s equity	16,640
Accumulated other comprehensive loss	(1,175)

Total member’s equity	15,465

Total liabilities and member’s equity	3,229,059

The accompanying notes are an integral part of the Consolidated Balance Sheet.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
1.	Summary of Significant Accounting Policies

Basis of presentation
Teekay GP L.L.C. (or the Company or the General Partner), a Marshall Islands limited liability company, was formed on November 2, 2004 to become the general partner of Teekay LNG Partners L.P. (or the Partnership). The Company is a wholly owned subsidiary of Teekay Corporation. On November 9, 2004, Teekay Corporation contributed $1,000 to the Company in exchange for a 100% ownership interest. The Company originally invested $20 in the Partnership for its 2% general partner interest.
On November 3, 2004, Teekay Corporation formed the Partnership to own and operate the liquefied natural gas (or LNG) and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (or Luxco) and its subsidiaries (collectively, the Predecessor). On May 6, 2005, Teekay Corporation contributed to the Partnership all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C. (which owns the Suezmax tanker, the Granada Spirit), in connection with the Partnership’s initial public offering of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable. In exchange for the equity interests and assets, Teekay Corporation received 8,734,572 common units and 14,734,572 subordinated units from the Partnership. The Company received a 2% general partner interest and all of the incentive distribution rights in the Partnership.
During November 2005, Teekay Corporation contributed a further $2.6 million of member’s equity into the Company to maintain its 2% general partner interest in connection with the Partnership’s follow-on offering of 4.6 million common units during November 2005 to maintain its 2% general partner interest (see Note 2).
During May 2007, Teekay Corporation contributed a further $1.8 million of member’s equity into the Company to maintain its 2% general partner interest in connection with the Partnership’s follow-on offering of 2.3 million common units during May 2007 (see Note 2).
This consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in the United States. Effective January 1, 2006, we began consolidating the Partnership on a prospective basis in accordance with Emerging Issues Task Force Issue No. 04-5, “Determining Whether a General Partner, of the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 presumes that a general partner controls a limited partnership and therefore should consolidate the partnership in the financial statements of the general partner. For periods subsequent to November 1, 2006, the consolidated balance sheet includes the accounts of Teekay Tangguh Holdings Corporation (or Teekay Tangguh) and Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat III), both of which are variable interest entities for which the Partnership is the primary beneficiary (see Note 12a). Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Reporting currency
The consolidated balance sheet and notes to the consolidated balance sheet are stated in U.S. Dollars. The functional currency of the Partnership is U.S. dollars because the Partnership operates in international shipping markets, the Partnership’s primary economic environment, which typically utilizes the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are included in income.
Operating revenues and expenses
The Partnership recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenues during days that the vessel is off-hire.
Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred.
Cash and cash equivalents
The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectibility. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership’s customers are capitalized.
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers, 30 years for LPG carriers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years, 30 years or 35 years, respectively. Depreciation and amortization includes depreciation on all owned vessels and amortization of vessels accounted for as capital leases.
Interest costs capitalized to vessels and equipment for the year ended December 31, 2007 aggregated $5.7 million.
Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.
Generally, the Partnership drydocks each LNG carrier and LPG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership’s LNG and LPG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.
Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset.
Investment in joint ventures
Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), a variable interest entity for which the Partnership is the primary beneficiary, has a 40% interest in a joint venture which owns four LNG carriers currently under construction (see Notes 10c and 12). The joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership’s original cost plus its proportionate share of undistributed earnings.
Debt issuance costs
Debt issuance costs, including fees, commissions and legal expenses, are presented as other assets and are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.
Goodwill and intangible assets
Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Partnership uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives.
The Partnership’s intangible assets consist of acquired time-charter contracts and are amortized on a straight-line basis over the remaining term of the time charters.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognising the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership generally designates its interest rate swap agreements as cash flow hedges for accounting purposes.
When a derivative is designated as a cash flow hedge, the Partnership formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognised immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Partnership does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold or repaid.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in partners’ equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from partners’ equity to the corresponding earnings line item. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognised in earnings. If a cash flow hedge is terminated and the originally hedged items is still considered possible of occurring, the gains and losses initially recognised in partners’ equity remain there until the hedged item impacts earnings at which point they are transferred to the corresponding earnings line item (i.e. interest expense). If the hedged items are no longer possible of occurring, amounts recognised in partners’ equity are immediately transferred to earnings.
For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, the changes in the fair value of the derivative financial instruments are recognised in earnings.
Gains and losses from our interest rate swaps that hedge long-term debt or capital leases are recorded in interest expense. Gains and losses from our interest rate swaps that hedge restricted cash deposits are recorded in interest income.
Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged, provided that the derivative does not include an other-than insignificant financing element at inception.
Income taxes
All but two of Teekay Spain’s Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or TTR). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company’s disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 30%. However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3% on income from the operation of these two Spanish-flagged vessels.
Included in other assets are deferred income taxes of $3.6 million as at December 31, 2007. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, Accounting for Income Taxes. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.
Comprehensive income (loss)
The Partnership follows SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.
Accounting for stock-based compensation
Certain employees of the Partnership participate in the stock option plan of the Partnership’s parent, Teekay Corporation. Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of the Financial Accounting Standards Board (or FASB) Statement No. 123(R) (or SFAS 123(R)), Share-Based Payment, using the “modified prospective” method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006.
As a result of adopting SFAS 123(R) on January 1, 2006, the Partnership’s net income for the year ended December 31, 2006 is $0.3 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or APB No. 25), Accounting for Stock Issued to Employees.
Prior to January 1, 2006, the Partnership accounted for stock options under APB 25, using the intrinsic value method, as permitted by SFAS No. 123 Accounting for Stock-Based Compensation. As the exercise price of the Partnership’s employee stock options equaled the market price of underlying stock on the date of grant, no compensation expense was recognized under APB No. 25.
Stock options granted to Partnership employees under Teekay Corporation’s stock option plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2017, ten years after the date of each respective grant. As of December 31, 2007, there was $0.4 million of total unrecognized compensation cost related to nonvested stock options granted to employees of the Partnership. Recognition of this compensation is expected to be $0.3 million (2008) and $0.1 million (2009).
The weighted-average grant-date fair value of options granted during the year ended December 31, 2007 was $13.72 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 28% in 2007 and 31% in 2006; expected life of five years; dividend yield of 2.0% in 2007 and 2006; and risk-free interest rate of 4.5% in 2007 and 4.8% in 2006.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Change in Accounting Policy
In July 2006, FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (or FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.
The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have material impact on the Partnership’s financial position and results of operations. As of January 1 and December 31, 2007, the Partnership did not have any material accrued interest and penalties relating to income taxes.
As of January 1 and December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.0 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and the Partnership expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Partnership will receive a refund for the amount of the credit, which will be reflected as a credit to equity in the period approval is obtained.
The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2007 currently remain open to examination by the major tax jurisdiction to which the Partnership is subject.
Recent Accounting Pronouncements
In March 2008, the FASB ratified a consensus opinion reached by the Emerging Issues Task Force (or EITF) on EITF Issue No. 07-4, Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share to Master Limited Partnerships (or EITF Issue No. 07-4). The guidance in EITF Issue No. 07-4 requires incentive distribution rights in a master limited partnership to be treated as participating securities for the purposes of computing earnings per share and provides guidance on how earnings should be allocated to the various partnership interests. The consensus in EITF Issue No. 07-4 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of EITF Issue No.07-4 on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
In December 2007, the FASB issued SFAS No. 160: Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51 (or SFAS 160). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its consolidated results of operations and financial condition.
In February 2007, the FASB issued SFAS No. 159: The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of SFAS No.115 (or SFAS 159). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 159 on its consolidated results of operations and financial condition.
In September 2006, the FASB issued SFAS No. 157: Fair Value Measurements (or SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, and accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed for one year the effective date of adoption with respect to certain non-financial assets and liabilities. The Partnership is currently evaluating the potential impact, if any, of the adoption of SFAS 157 on its consolidated results of operations and financial condition.
2.	Public Offerings
On May 10, 2005, the Partnership completed its initial public offering (or the IPO) of 6.9 million common units, which represent limited partner interests, at a price of $22.00 per unit.
During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit. Concurrently with this offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% general partner interest.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
During May 2007, the Partnership issued in a follow-on public offering an additional 2.3 million of its common units at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. In connection with this offering, the General Partner contributed $1.8 million to the Partnership to maintain its 2% general partner interest.
The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

		Follow-On	Follow-On
		Offering	Offering
	IPO	(Nov 2005)	(May 2007)	Total
	$	$	$	$
Proceeds received:
Sale of 6,900,000 common units at $22.00 per unit	151,800	—	—	151,800
Sale of 4,600,000 common units at $27.40 per unit	—	126,040	—	126,040
Sale of 2,300,000 common units at $38.13 per unit	—	—	87,699	87,699
General Partner contribution	—	2,572	1,790	4,362

	151,800	128,612	89,489	369,901

Use of proceeds from sale of common units:
Underwriting and structuring fees	10,473	5,042	3,494	19,009
Professional fees and other offering expenses to third parties	5,616	959	—	6,575
Repayment of advances from Teekay Corporation	129,400	—	—	129,400
Purchase of three Suezmax tankers from Teekay Corporation	—	122,611	—	122,611
Working capital	6,311	—	85,995	92,306

	151,800	128,612	89,489	369,901

During December 2007, the board of directors of the Partnership’s general partner authorized the award by the Partnership to each of the five non-employee directors of common units with a value of approximately $15,000. These common units were to be purchased by the Partnership in the open market. As of December 31, 2007, the units had not yet been purchased. During 2006 and 2005, the Partnership awarded 2,475 and 3,500 common units, respectively, as compensation to each of the five non-employee directors. The awards were fully vested upon grant.
3.	Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG and LPG carriers subject to long-term, fixed-rate time charters to international energy companies. As at December 31, 2007, the Partnership’s liquefied gas segment consisted of seven LNG carriers and one LPG carrier. The Partnership’s Suezmax tanker segment consists of Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. As at December 31, 2007, the Partnership’s crude oil tanker fleet consisted of eight Suezmax tankers. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s audited consolidated financial statements.
A reconciliation of total the segment assets to total assets presented in the consolidated balance sheet is as follows:

December 31,
2007
$

Total assets of the liquefied gas segment	2,707,090
Total assets of the Suezmax tanker segment	410,749
Cash and cash equivalents	94,145
Accounts receivable, prepaid expenses and other assets	17,075

Consolidated total assets	3,229,059

4.	Leases and Restricted Cash

Capital Lease Obligations
RasGas II LNG Carriers. As at December 31, 2007, the Partnership owned an indirect 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. However, Teekay Nakilat’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 11). As at December 31, 2007, the commitments under these capital leases approximated $1,097.1 million, including imputed interest of $628.2 million, repayable as follows:

Year	Commitment

2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million
Spanish-Flagged LNG Carrier. As at December 31, 2007, the Partnership was a party to a capital lease on one LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2007, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($206.9 million), including imputed interest of 21.9 million Euros ($31.9 million), repayable as follows:

Year	Commitment

2008	24.4 million Euros ($35.6 million)
2009	25.6 million Euros ($37.4 million)
2010	26.9 million Euros ($39.3 million)
2011	64.8 million Euros ($94.6 million)
Suezmax Tankers. As at December 31, 2007, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $236.8 million, including imputed interest of $23.4 million, repayable as follows:

Year	Commitment

2008	$135.9 million
2009	$8.5 million
2010	$8.4 million
2011	$84.0 million
The Partnership’s capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at December 31, 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $492.2 million. As at December 31, 2007, the weighted-average interest rate earned on the deposits was 5.3%.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
As at December 31, 2007, the amount of restricted cash on deposit for the Spanish-Flagged LNG carrier was 122.8 million Euros ($179.2 million). As at December 31, 2007, the weighted-average interest rate earned on these deposits was 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $7.8 million as at December 31, 2007.
Operating Leases
Time charters of the Partnership’s vessels to third parties are accounted for as operating leases. As at December 31, 2007, minimum scheduled future revenues to be received by the Partnership under time charters then in place were approximately $257.7 million (2008), $305.4 million (2009), $307.6 (2010), $307.6 million (2011), $307.6 million (2012) and $3,838.5 million (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. As at December 31, 2007 and 2006, all of the Partnership’s vessels were employed on operating leases.
5.	Intangible Assets and Goodwill
As at December 31, 2007, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.
The carrying amount of intangible assets as at December 31, 2007 is as follows:

December 31, 2007
$

Gross carrying amount	182,552
Accumulated amortization	(31,617)

Net carrying amount	150,935

Amortization of intangible assets for the five fiscal years subsequent to December 31, 2007 is expected to be $9.1 million per year.
The carrying amount of goodwill as at December 31, 2007 for the Partnership’s reporting segments are as follows:

Suezmax
	Liquefied Gas	Tanker
	Segment	Segment	Total
	$	$	$
Balance as at December 31, 2007	35,631	3,648	39,279

6.	Advances from Affiliates

December 31, 2007
$

Advances from BLT LNG Tangguh Corporation (non-interest bearing and unsecured) (1)	615
Other (non-interest bearing and unsecured)	40,335

Total	40,950

(1)	Please see Note 10b.
On October 31, 2006, Teekay Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for a $102.0 million non-interest bearing and unsecured promissory note (see Note 10d). The Partnership paid $26.9 million of the note during 2006 and $75.1 million during 2007.
The Partnership did not incur interest expense on advances from affiliates during the year ended December 31, 2007.
7.	Accrued Liabilities

December 31, 2007
$

Voyage and vessel expenses	5,869
Interest	14,205
Payroll and benefits	2,197

Total	22,271

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
8.	Long-Term Debt

December 31, 2007
$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	10,000
U.S. Dollar-denominated Term Loans due through 2019 (1)	446,435
U.S. Dollar-denominated Term Loans due through 2020 (variable interest entities) (1)	447,544
U.S. Dollar-denominated Unsecured Loan (variable interest entities) (1)	1,144
U.S. Dollar-denominated Unsecured Demand Loan	16,002
Euro-denominated Term Loans due through 2023	443,992

Total	1,365,117
Less current portion	62,410
Less current portion (variable interest entities ) (1)	1,587

Total	1,301,120

(1)	As at December 31, 2007, long-term debt related to newbuilding vessels to be delivered was $448.7 million.
As at December 31, 2007, the Partnership had two long-term revolving credit facilities (or the Revolvers) available, which, as at such date, provided for borrowings of up to $441.0 million, of which $431.0 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the Revolvers reduces by $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011), $20.7 million (2012) and $343.9 million (thereafter). Both Revolvers may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $446.4 million, of which $278.2 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from the Partnership.
Teekay Nakilat (III) owns a 40% interest in Teekay Nakilat (III) Corporation (or the RasGas 3 Joint Venture). The RasGas 3 Joint Venture owns four LNG newbuilding carriers, scheduled for delivery during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 10c and 12a). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2007, totaled $240.4 million. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer to the Partnership of Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III), the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.
Teekay Tangguh owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), scheduled for delivery during late 2008 and early 2009, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Notes 10b and 12a).
As at December 31, 2007, Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $392.0 million, of which $184.9 million was undrawn. Pre-delivery of the vessels, interest payments on the loan is based on LIBOR plus margins. At December 31, 2007, the margins ranged between 0.30% and 0.80%. Post-delivery of the vessels, interest payments on one tranche will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final bullet payment per vessel at the end of the twelve year term. This loan facility is collateralized by first-preferred mortgages on the vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh Joint Venture from Teekay Corporation to the Partnership, the rights and obligations of Teekay Corporation under the guarantee, may, upon fulfillment of certain conditions, be transferred to the Partnership.
The Partnership had a U.S. Dollar-denominated loan outstanding owing to a joint venture partner of Teekay Tangguh Joint Venture, which as at December 31, 2007, the principal portion of the loan was repaid. The remaining $1.1 million of accrued interest on the loan remains outstanding.
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at December 31, 2007, totaled $16.0 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, will commenced February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2007 totaled 304.3 million Euros ($444.0 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 4). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of the Partnership’s subsidiaries.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at December 31, 2007 was 5.4%. This rate does not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 11). At December 31, 2007, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.9%.
The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2007 are $64.0 million (2008), $77.9 million (2009), $61.9 million (2010), $280.4 million (2011), $56.1 million (2012) and $824.8 million (thereafter).
Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers.
9.	Fair Value of Financial Instruments
Long-term debt – The fair values of the Partnership’s fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Interest rate swap agreements – The fair value of the Partnership’s derivative instruments, used for hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.
The estimated fair value of the Company’s financial instruments is as follows:

	December 31, 2007
	Carrying	Carrying
	Amount	Amount
	$	$

Cash and cash equivalents and restricted cash	773,374	773,374
Advances to joint ventures	252,684	252,684
Long-term debt (note 8)	(1,365,117)	(1,351,862)
Advances from affiliates (note 6)	(40,950)	(40,950)
Interest rate swap agreements (note 11)	(20,195)	(20,195)
The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions and requires no collateral from these institutions.
10.	Related Party Transactions
d)
In connection with the IPO, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

e)
In July 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest in the Teekay Tangguh Joint Venture. All amounts below include the joint venture partner’s 30% share. In connection with this award, Teekay Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct the two 155,000 cubic meter Tangguh LNG Carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2007 payments made towards these commitments by the joint venture company totaled $229.6 million, excluding $11.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for the remaining $147.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts were $111.2 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for delivery in November 2008 and January 2009. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 70% ownership interest in the Teekay Tangguh Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see note 12a). The purchase price, which depends upon the total construction costs of the vessels, is estimated to be approximately $80.3 million.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
f)
In August 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest in the RasGas 3 Joint Venture. In connection with this award, Teekay Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers (or the RasGas 3 LNG Carriers) at a total cost of approximately $1.0 billion (of which Teekay Corporation’s 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2007, payments made towards these commitments by the joint venture company totaled $801.3 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company’s 40% contribution was $320.5 million). Long-term financing arrangements existed for all the remaining $200.3 million unpaid cost of these LNG carriers. As at December 31, 2007, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners’ 60% share). These remaining payments are due in 2008. Pursuant to the omnibus agreement, Teekay Corporation was required to offer its 40% ownership interest in the RasGas 3 Joint Venture to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see note 12a). The purchase price, which depends upon the total construction costs of the vessels, is estimated to be $104.7 million.

g)
On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to the three RasGas II LNG Carriers. The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered during the first quarter of 2007.

h)
In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of eight years.

i)
In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during the year ended December 31, 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to fourteen days of off-hire, of which seven days was recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire for the year ended December 31, 2007.

11.	Derivative Instruments and Hedging Activities
The Partnership uses derivatives only for hedging purposes. As at December 31, 2007, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

			Fair Value /	Weighted-
			Carrying	Average
	Interest	Principal	Amount of	Remaining	Fixed
	Rate	Amount	Liability	Term	Interest Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	508,557	(860)	29.1	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	230,753	(28,785)	11.2	6.2
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	510,000	(20,234)	14.1	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	481,469	(3,910)	29.1	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(5)	EURIBOR	443,992	33,594	16.5	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2007 ranged from 0.3% to 0.9% (see Note 8).

(2)	Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3)
Included in the principal amount and fair value of the interest rate swaps is $62.6 million and ($5.7) million, respectively, related to the portion of the derivative instrument that the Partnership has not designated as a cash flow hedge.

(4)
Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat (III), variable interest entities in which the Partnership is the primary beneficiary. Inception dates of swaps are 2006 ($160.0 million), 2007 ($100.0 million) and 2009 ($250.0 million).

(5)	Principal amount reduces monthly to 70.1 million Euros ($102.3 million) by the maturity dates of the swap agreements.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
To the extent the hedge is effective, changes in the fair value of the Partnership’s derivatives are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of the Partnership’s interest rate swap agreements is immediately recognized into income and is presented as interest expense.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.
As at December 31, 2007, the Partnership estimates, based on current interest rates, that it will reclassify approximately $5.6 million of net loss on derivative instruments from accumulated other comprehensive income to income during 2008 due to the payment of interest expense associated with the floating-rate debt and the amortization of the April 2005 deferred loss on the settlement of interest rate swaps.
As at December 31, 2007, the Company’s accumulated other comprehensive loss of $1.2 million consisted of net unrealized losses on derivative instruments.
12.	Commitments and Contingencies
a)
On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase (i) its 100% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture and (ii) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture (see Notes 10b and 10c). The Teekay Tangguh Joint Venture owns two LNG newbuildings and the related 20-year time charters. The RasGas 3 Joint Venture owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings for the respective projects, which are scheduled for 2008 and early 2009. The Partnership’s purchase price for these projects, which depends upon the total construction costs of the vessels, is estimated to be $80.3 million for the 70% interest in the Teekay Tangguh Joint Venture and $104.7 million for the 40% interest in the RasGas 3 Joint Venture.

In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary on November 1, 2006, upon its agreement to acquire all of Teekay Corporation’s interests in these entities. The assets and liabilities of Teekay Tangguh and Teekay Nakilat (III) are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat III as at December 31, 2007.

December 31, 2007
$
ASSETS
Cash and cash equivalents	54,711
Advances on newbuilding contracts	240,773
Investment in and advances to joint ventures	332,648
Other assets	9,465

Total assets	637,597

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	3,263
Advances from affiliates	23,961
Long-term debt relating to newbuilding vessels to be delivered	448,688
Other long-term liabilities	20,289

Total liabilities	496,201
Non-controlling interest	20,364
Total shareholders’ equity	121,032

Total liabilities and shareholders’ equity	637,597

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)

The Partnership’s maximum exposure to loss at December 31, 2007, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Teekay Nakilat (III), is limited to the purchase price of its interest in both entities, which is expected to be approximately $80.3 million and $104.7 million, respectively.

b)
In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightening of crude oil, for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between mid-2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and intends to finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed-rates for a period of 15 years.

13.	Subsequent Events

In December 2007, Teekay Corporation acquired two 1993-built LNG vessels from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the sellers until April 2009 (with options exercisable by the charterers to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry liquefied natural gas from Alaska’s Kenai LNG plant to Japan. Teekay offered these vessels to the Partnership in accordance with the omnibus agreement. On April 1, 2008, the Partnership acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately charter the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). The Partnership has financed the acquisition with its undrawn revolving credit facilities.

TEEKAY GP L.L.C.
NOTES TO THE CONSOLIDATED BALANCE SHEET – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, unless otherwise indicated)
14.	Supplemental Information

The following balance sheet shows the consolidation of the Teekay GP L.L.C. balance sheet on a stand-alone basis with the balance sheet of Teekay LNG Partners L.P., as of December 31, 2007.

	Teekay G.P.	Consolidation
	L.L.C.	of Teekay LNG
	Stand-alone	Partners L.P.	Consolidated
ASSETS
Current
Cash and cash equivalents	2,254	91,891	94,145
Restricted cash — current	—	26,662	26,662
Accounts receivable	—	10,668	10,668
Prepaid expenses	—	5,119	5,119
Other current assets	—	1,288	1,288

Total current assets	2,254	135,628	137,882

Restricted cash – long-term	—	652,567	652,567
Vessels and equipment
At cost, less accumulated depreciation of $89,090	—	661,673	661,673
Vessels under capital leases, at cost, less accumulated depreciation of $74,441	—	934,058	934,058
Advances on newbuilding contracts	—	240,773	240,773

Total vessels and equipment	—	1,836,504	1,836,504

Investment in and advances to joint venture	—	332,648	332,648
Other assets	4,362	74,882	79,244
Intangible assets – net	—	150,935	150,935
Goodwill	—	39,279	39,279

Total assets	6,616	3,222,443	3,229,059

LIABILITIES AND MEMBER’S/PARTNERS’ EQUITY
Current
Accounts payable	—	8,604	8,604
Accrued liabilities	—	22,271	22,271
Unearned revenue	—	5,462	5,462
Current portion of long-term debt	—	63,997	63,997
Current obligation under capital leases	—	150,791	150,791
Advances from affiliate	6	40,944	40,950

Total current liabilities	6	292,069	292,075

Long-term debt	—	1,301,120	1,301,120
Long-term obligation under capital leases	—	706,489	706,489
Other long-term liabilities	—	69,687	69,687

Total liabilities	6	2,369,365	2,369,371

Commitments and contingencies
Non-controlling interest (non-affiliates of Teekay GP L.L.C.)	—	158,077	158,077
Non-controlling interest (affiliates of Teekay GP L.L.C.)	—	686,146	686,146
Member’s/Partners’ equity
Member’s/Partners’ equity	6,610	10,030	16,640
Accumulated other comprehensive loss	—	(1,175)	(1,175)

Total member’s/partners’ equity	6,610	8,855	15,465

Total liabilities and member’s/partners’ equity	6,616	3,222,443	3,229,059